SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

eHi Car Services Limited
(Name of Issuer)

Class A Common Shares, par value $0.001 per share
(Title of Class of Securities)

26853A100
(CUSIP Number)

Tiger Global Management, LLC 9 West 57th Street, 35th Floor New York, New York 10019 (212) 984-8800 with a copy to: Eleazer Klein, Esq. 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26853A100	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Tiger Global Mauritius Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,403,060*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,403,060*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,403,060*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%[1]
14	TYPE OF REPORTING PERSON OO

*Includes 666,666 Class A common shares, par value $0.001 per share ("Class A Shares") held in the form of 333,333 American Depositary Shares ("ADSs").

1 The percentages used herein and in the rest of this Schedule 13D are calculated based upon 43,685,092 Class A Shares outstanding as of May 22, 2015 based on information provided by the Issuer.

CUSIP No. 26853A100	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Tiger Global Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,403,060*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,403,060*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,403,060*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON PN

*Includes 666,666 Class A Shares held in the form of 333,333 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Tiger Global Performance, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,403,060*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,403,060*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,403,060*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON OO

*Includes 666,666 Class A Shares held in the form of 333,333 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Tiger Global Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,403,060*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,403,060*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,403,060*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON OO

*Includes 666,666 Class A Shares held in the form of 333,333 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Scott Shleifer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,403,060*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,403,060*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,403,060*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON IN

*Includes 666,666 Class A Shares held in the form of 333,333 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Charles P. Coleman III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,403,060*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,403,060*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,403,060*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON IN

*Includes 666,666 Class A Shares held in the form of 333,333 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D	Page 8 of 13 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Shares, par value $0.001 per share (the "Class A Shares"), of eHi Car Services Limited (the "Issuer"). The Issuer's principal executive offices are located at Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People's Republic of China.

Item 2.	IDENTITY AND BACKGROUND

(a-c, f)

This Schedule 13D is being filed on behalf of: (i) Tiger Global Mauritius Fund, a Mauritius private company ("Global Mauritius"); (ii) Tiger Global Investments, L.P., a Cayman Islands limited partnership ("Global Investments"); (iii) Tiger Global Performance, LLC, a Delaware limited liability company ("Global Performance"); (iv) Tiger Global Management, LLC, a Delaware limited liability company ("Global Management", and together with Global Mauritius, Global Investments and Global Performance, the "Tiger Global Entities"); (v) Scott Shleifer; and (vi) Charles P. Coleman III; (Messrs. Shleifer and Coleman, together with the Tiger Global Entities, the "Reporting Persons"). Each of Messrs. Shleifer and Coleman is a citizen of the United States.

Global Mauritius is a Mauritius private company. Global Investments is the sole shareholder of Global Mauritius. Global Performance is the general partner of Global Investments. Global Management acts as the management company of each of Global Mauritius and Global Investments. Messrs. Coleman and Shleifer are Partners in each of Global Management and Global Performance. The principal business office of each of Global Performance, Global Management, and Messrs. Shleifer and Coleman is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019. The principal office of Tiger Global Investments, L.P. is c/o Citco Fund Services (Cayman Islands) Limited, P.O. Box 31106, 89 Nexus Way, Camana Bay, Grand Cayman KY1-1205, Cayman Islands. The principal office of Global Mauritius is 27 Cybercity, Ebene, Mauritius.

The filing of this statement should not be construed as an admission that any Reporting Person, other than Global Mauritius, is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Class A Shares reported herein.

The Reporting Persons have executed a Joint Filing Agreement, dated June 1, 2015, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 26853A100	SCHEDULE 13D	Page 9 of 13 Pages

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 22, 2015, Global Mauritius entered into a Securities Purchase Agreement (the "Issuer Purchase Agreement") with the Issuer pursuant to which Global Mauritius acquired 7,625,283 Class A Shares for a purchase price of $6.00 per share or $45,751,698 in the aggregate.

Also on May 22, 2015, Global Mauritius entered into a Securities Purchase Agreement (the "Shareholder Purchase Agreement") pursuant to which Global Mauritius acquired from certain shareholders 1,111,111 Class A Shares for a purchase price of $6.00 per share or $6,666,666 in the aggregate and 333,333 American Depositary Shares ("ADSs"), each representing two Class A Shares, for a purchase price of $12.00 per ADS or $3,999,996 in the aggregate.

This Item 3 does not provide a complete description of the Issuer Purchase Agreement or the Shareholder Purchase Agreement and each such description is qualified in its entirety by reference to the applicable agreement, which are set forth as Exhibits 2 and 3, respectively, hereto and incorporated herein by reference.

The source of the funds for the acquisition of the Class A Shares and ADSs purchased by Global Mauritius was from working capital. No part of the purchase price was borrowed by any of the Reporting Persons for the purpose of acquiring such securities.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

CUSIP No. 26853A100	SCHEDULE 13D	Page 10 of 13 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Class A Shares and ADSs, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Class A Shares or ADSs or selling some or all of their Class A Shares and ADSs, engaging in short selling of or any hedging or similar transactions with respect to the Class A Shares and ADSs and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Class A Shares and ADSs.

Except as set forth herein and in Item 6 below, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Shares and percentages of the Class A Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 43,685,092 Class A Shares outstanding as of May 22, 2015 based on information provided by the Issuer.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class A Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.

(d)	Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

CUSIP No. 26853A100	SCHEDULE 13D	Page 11 of 13 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 3 above, on May 22, 2015, pursuant to the Issuer Purchase Agreement, Global Mauritius acquired 7,625,283 Class A Shares for a purchase price of $6.00 per share or $45,751,698 in the aggregate. Subject to the Company’s shareholder approval within 60 days after May 22, 2015, Global Mauritius has the right to purchase an additional 7,266,666 Class A Shares for a purchase price of $6.00 per share or $43,599,996 in the aggregate (the "Additional Purchase"). As a condition precedent to the completion of the Additional Purchase the Issuer has agreed to enter into a Registration Rights Agreement with Global Mauritius (the "Registration Rights Agreement"), which will provide Global Mauritius with certain registration rights with respect to the Class A Shares and ADSs. Among other things, the Registration Rights Agreement requires the Issuer to file a resale registration statement, or statements if necessary, with respect to Class A Shares and ADSs purchased by Global Mauritius. The Registration Rights Agreement will terminate on November 18, 2017.

Also on May 22, 2015, pursuant to the Shareholder Purchase Agreement, Global Mauritius acquired from certain shareholders 1,111,111 Class A Shares for a purchase price of $6.00 per share or $6,666,666 in the aggregate and 333,333 ADSs, for a purchase price of $12.00 per ADS or $3,999,996 in the aggregate.

In connection with entering into the Issuer Purchase Agreement, Global Mauritius entered into a lock-up agreement dated May 22, 2015 (the "Lock-Up Agreement") and has agreed that it will not offer or sell Class A Shares or ADSs purchased pursuant to the Issuer Purchase Agreement or Shareholder Purchase Agreement until November 21, 2015, subject to certain customary exceptions. After the expiration of such "lock-up" period, such Class A Shares and ADSs may be sold, subject to applicable securities regulations.

Between April 2, 2015 and April 24, 2015, Global Mauritius entered into contractual agreements with one or more counterparties with regard to cash-settled total return swaps (the “Swaps”) that reference Class A Shares or ADSs. As of the date hereof, the Swaps constitute economic exposure to an additional 632,900 Class A Shares, representing approximately 1.5% of the Issuer’s outstanding Class A Shares and have an expiration date of May 15, 2018.

The Swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

This Item 6 does not provide a complete description of the Issuer Purchase Agreement, the Shareholder Purchase Agreement or the Lock-Up Agreement and each such description is qualified in its entirety by reference to the applicable agreement, which are set forth as Exhibits 2, 3 and 4, respectively, hereto and incorporated herein by reference.

Except as described above or elsewhere herein or incorporated by reference herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 26853A100	SCHEDULE 13D	Page 12 of 13 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.
Exhibit 2:	Securities Purchase Agreement dated May 22, 2015 between eHi Car Services Limited, Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners II Mauritius Limited (incorporated by reference to Exhibit 99.2 of the 6-K of the Issuer filed on May 26, 2015).
Exhibit 3:	Securities Purchase Agreement dated May 22, 2015 between Ctrip Investment Holding Ltd, The Crawford Group, Inc., Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners II Mauritius Limited.
Exhibit 4:	Lock-Up Agreement dated May 22, 2015 between eHi Car Services Limited and Tiger Global Mauritius Fund.

CUSIP No. 26853A100	SCHEDULE 13D	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 2015

TIGER GLOBAL MAURITIUS FUND /s/ Moussa Taujoo
Name: Moussa Taujoo Title: Director

TIGER GLOBAL INVESTMENTS, L.P., By TIGER GLOBAL PERFORMANCE, LLC, its General Partner /s/ Anil L. Crasto
Name: Anil L. Crasto
Title: Chief Operating Officer
TIGER GLOBAL PERFORMANCE, LLC /s/ Anil L. Crasto
Name: Anil L. Crasto
Title: Chief Operating Officer
TIGER GLOBAL MANAGEMENT, LLC /s/ Anil L. Crasto
Name: Anil L. Crasto
Title: Chief Operating Officer
SCOTT SHLEIFER /s/ Scott Shleifer
CHARLES P. COLEMAN III /s/ Charles P. Coleman III